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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                            (Amendment No.  5    )*
                                          -------
                                PC Quote, Inc.
                                --------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                        (Title of Class of Securities)

                                  693 236 200
                                  -----------
                                 (CUSIP Number)

Paul B. Uhlenhop, (312) 372-1947                     Lee S. Casty (312) 407-5758
Lawrence, Kamin, Saunders & Uhlenhop                 200 West Adams Street
208 South Lasalle Street, Suite 1750                 Suite 1500
Chicago, Illinois  60604-1188                        Chicago, Illinois  60606
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 28, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 693 236 200                                        Page 2 of 7 Pages
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lee S. Casty
        SS ####-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /


6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Citizen

                   7 SOLE VOTING POWER

                            432,743

  NUMBER OF        8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY               -0-
   OWNED BY
    EACH           9 SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                   432,743
    WITH
                  10 SHARED DISPOSITIVE POWER

                             61,292

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            432,743

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.956% based upon 7,265,355 shares outstanding

14  TYPE OF REPORTING PERSON*

              IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.     2 of 7

CUSIP No. 693 236 200                     13D                        Page 3 of 7
--------------------------------------------------------------------------------


ITEM 1.   SECURITY AND ISSUER.

     Title of Class of Securities:            Common Stock, $.001 par value

     Name and Address of Issuer:              PC Quote, Inc.
                                              300 S. Wacker, Suite 300
                                              Chicago, Illinois 60606

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  Name of Person Filing:              Lee S. Casty

     (b)  Address:                            200 West Adams Street
                                              15th Floor
                                              Chicago, Illinois 60606

     (c)  Principal Business:

        Lee S. Casty ("Lee Casty"), an individual, previously was a broker-dealer registered under Section 15 of the Act. On April 18, 1990, Lee Casty filed with the Securities and Exchange Commission Form BDW to withdraw his registration as a broker-dealer. Accordingly, Lee Casty's ownership of the Common Stock, which was previously reported on Schedule 13G, was reported by the filing of Schecule 13D on or about April 25, 1990.

        Lee Casty is the Sole Shareholder and Sole Director of French American Securities, Inc. ("FAS") which owns all of the capital of SLS Securities Limited Partnership ("SLS"), a registered broker dealer located at 30 Montgomery Street, Suite 1460, Jersey City, NJ 07302. Lee Casty is also the Sole Shareholder and Sole Director of Nash, Weiss & Co., a broker-dealer, and has an ownership interest in Jack Carl/312 Futures, Inc., a registered futures commodities merchant. Nash, Weiss & Co. is located at 30 Montgomery Street, Jersey City, NJ 07302. Jack Carl/312 Futures is located at 200 West Adams Street, Chicago, IL 60606.

     (d)  Prior Criminal Convictions:       None

     (e)  Prior Civil Proceedings With
          Respect to Federal or State
          Securities Laws:                  None

     (f)  Place of Organization:            U. S. Citizen

CUSIP No. 693 236 266                   13D                      Page 4 of 7
-------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On December 26, 1991, FAS transferred the Common Stock to Lee Casty, FAS' sole shareholder, as a dividend. A filing was made at that time to report that Lee Casty being now the sole owner of the Common Stock.

        On August 5, 1993, Lee Casty transferred 284,632 shares of the Common Stock to David Casty in payment of a note.

ITEM 4.  PURPOSE OF TRANSACTION.

        The subject securities were previously owned and not acquired by Lee Casty for the purpose of effecting any of the actions listed in the instructions to Item 4. This Fifth Amendment to Schedule 13D is being filed to disclose that:

        1. Lee Casty transferred 40,000 shares of Common Stock to a third party and his wife in two transactions: 20,000 shares on July 25, 1994; and 20,000 shares on April 12, 1995;

        2. As of November 21, 1995, Lee Casty was granted a written Power of Attorney to dispose of 214,192 shares of the common stock owned by his father, David Casty (see Item 6 below). Sales in the total amount of 152,900 shares were made on behalf of David Casty (see Item 5(c) below), leaving Lee Casty with the power to dispose of 61,292 shares;

        3. On November 30, 1995, Lee Casty sold 25,000 shares of the Common Stock as of November 28, 1995; and

        4. On Novemer 28, 29 and 30, and December 1, 1995, Lee Casty sold "short against the box" a total of 136,000 shares of the Common Stock (see Item 5(c) below). This 136,000 share amount is included in the amount reported in Lines 7, 9 and 11 and Item 5 of Schedule 13D.

        These actions were not made for the purpose of effecting any of the actions listed in the instructions to Item 4.

CUSIP No. 693 236 200                     13D                       Page 5 of 7
-------------------------------------------------------------------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     a.  Amount beneficially owned:    432,743

         Percent of Class:             5.956% based upon 7,265,355
                                       shares outstanding as of
                                       November 10, 1995

     b.  Number of Shares as to which such person has:

         (i)        sole power to vote:          432,743
         (ii)       shared power to vote:           -0-
         (iii)      sole power to dispose:       432,743
         (iv)       shared power to dispose:      61,292

     c.  Lee S. Casty

                                                                  Where &
         Date of             Amount of         Price              How
         Transaction    Securities Involved    Per Share          Effected
         -----------    -------------------    ---------          --------
         11/28/95       Sold 25,000 sh.        23 1/2-25 7/8         *
         11/29/95       Sold SAB** 25,000 sh.  21                    *
         11/29/95       Sold SAB 41,000 sh.    19 5/8-20 5/8         *
         11/29/95       Sold SAB 25,000 sh.    19 7/8-20 3/4         *
         11/30/95       Sold SAB 30,000 sh.    20 1/4-21             *
         12/01/95       Sold SAB 15,000 sh.    20 1/2                *

         David Casty (Lee Casty has Power of Attorney dated November 21, 1995)

                                                                  Where &
         Date of             Amount of         Price              How
         Transaction    Securities Involved    Per Share          Effected
         -----------    -------------------    ---------          --------
         11/24/95       Sold 7,500 shares      12 1/4-12 3/4         *
         11/27/95       Sold 22,500 shares     15 1/4-20 7/8         *
         11/28/95       Sold 77,900 shares     23 1/2-26             *
         11/29/95       Sold 45,000 shares     20 - 21 3/4           *

         * Transactions effected on American Stock Exchange through brokers transactions.

         **    SAB - "short against the box"

     d.  None

     e.  Not applicable

CUSIP No. 693 236 200                13D                       Page 6 of 7
--------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               1. Pursuant to a Stock Purchase Agreement dated as of the 3rd day of January, 1984 by and between STF, Ltd. and P. C. Quote, Inc. (the Issuer hereunder) FAS (as assignee to the rights to STF, Ltd.) was granted certain registration rights with respect to the Common Stock.

         Pursuant to this Agreement, James M. Casty, the brother of Lee Casty, FAS's Sole Shareholder, was elected as a Director of the Issuer in April, 1984 and served in such capacity until May, 1995.

     The foregoing is a brief and incomplete summary of certain provisions of such Agreements; reference is made to the complete Forms of Agreements previously filed in response to Item 7 of this Schedule.

               2. Lee Casty has orally agreed to transfer 20,000 shares of the common stock to James W. Carney.

               3. Lee Casty was granted the power to dispose of 214,192 shares of common stock owned by his father, David Casty, pursuant to a written Power of Attorney dated as of November 21, 1995. 152,900 shares of the Common Stock have been sold pursuant to this Power of Attorney (see Item 5(c) above).

               4. In connection with a Secured Demand Note Collateral Agreement ("SDN") between Lee Casty and SLS, dated November 29, 1995 and pursuant to a separate agreement between Lee Casty and SLS dated November 30, 1995, Lee Casty will transfer to SLS 247,743 shares to be pledged by SLS as collateral to secure the SDN.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         *Exhibit A.  Form of Stock Purchase Agreement, dated January 3, 1994.

         Exhibit B.  Form of Power of Attorney, dated November 21, 1995.

         Exhibit C.  Form of Secured Demand Note, dated November 29, 1995.

         * Previously filed as an exhibit to Schedule 13D dated April 23, 1990 and incorporated herein by reference.

CUSIP No.  693 236 200                  13D                   Page 7 of 7
------------------------------------------------------------------------------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 12, 1995



Signature:      Lee S. Casty
           --------------------------
                Lee S. Casty

                                     NASD


                             SECURED DEMAND NOTE
                             COLLATERAL AGREEMENT

                                     SL-3

                              AGREEMENT BETWEEN:


Lender:            LEE S. CASTY
       -------------------------------------------------------------------------
       (Name)


    200 West Adams Street, Suite 1500
--------------------------------------------------------------------------------
(Street Address)


    Chicago                                 Illinois           60606
--------------------------------------    -----------------   ------------------
(City)                                    (State)             (Zip)


                                     AND



Broker-Dealer:   SLS SECURITIES LIMITED PARTNERSHIP
              -----------------------------------------------------------------
              (Name)

    30 Montgomery Street, Suite 1460
--------------------------------------------------------------------------------
(Street Address)


    Jersey City                             New Jersey             07302
-----------------------------------------  -----------------     ---------------
(City)                                     (State)               (Zip)


NASD ID NO:      013332
            --------------------------------------------------------------------

DATE FILED:
            --------------------------------------------------------------------

                                      NASD

                              SECURED DEMAND NOTE
                              COLLATERAL AGREEMENT

        AGREEMENT dated                 to be effective Nov. 29, 1995 between
                        ---------------
     LEE S. CASTY                                                (the "Lender")
-----------------------------------------------------------------

and  SLS SECURITIES LIMITED PARTNERSHIP                   (the "Broker-Dealer").
    ------------------------------------------------------

        Subject to the terms and conditions hereinafter set forth, the Broker-Dealer promises to return to the Lender or assigns, on 12/31/1996 (the "Scheduled Maturity Date")(the last day of a month at least one year from the date hereof) at the principal office of the Broker-Dealer the Note and Collateral as defined herein, and interest payable monthly at the rate of prime* plus 3% percent per annum from the effective date of this Agreement, which date shall be the date so agreed upon by the Lender and the Broker-Dealer unless otherwise determined by the National Association of Securities Dealers, Inc. ("NASD"). This agreement shall not be considered a satisfactory subordination agreement pursuant to the provisions of 17 CFR 240.15c3-1d unless and until the NASD has found the Agreement acceptable and such Agreement has become effective in the form found acceptable.

        The Lender has executed in favor or you SLS SECURITIES LIMITED PARTNERSHIP (the Broker-Dealer), a Secured Demand Note of even date in the form of Addendum I hereto. References herein to the "Note" shall be deemed to refer to such Secured Demand Note and to any Note substituted therefor in accordance with the terms hereof. The unpaid principal amount of the Note is hereinafter referred to as the "Indebtedness."

        As security for the payment of the principal evidenced by the Note, the Lender hereby pledges to the Broker-Dealer the securities and cash, if any, described in Schedule A, attached to the Note, as the same may from time to time be amended in accordance with the terms hereof (the securities from time to time listed in said Schedule are herein referred to as the "Securities" and any securities, cash or other property at anytime pledged hereunder are herein referred to as the "Collateral" and shall be subject to the risks of the business.) All Securities shall be fully paid for and in bearer form or registered in the name of the Broker-Dealer or its nominee or custodian.

        The Lender irrevocably agrees that the obligations of the Broker-Dealer under this Agreement with respect to the payment of principal and interest shall be and are subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Broker-Dealer arising out of any matter occurring prior to the date on which the related Payment Obligation (as defined herein) matures consistent with the provisions of 17 CFR 240.15c3-1 and 240.15c3-1d, except for claims which are the subject of subordination agreements which rank on the same priority as or are junior to the claim of the Lender under such subordination agreements.

* AS PUBLISHED BY HARRIS TRUST AND SAVINGS BANK OF CHICAGO, ILLINOIS AS ITS PRIME RATE OF INTEREST FROM TIME TO TIME.

I.  OWNERSHIP AND PROPERTY RIGHTS WITH RESPECT TO COLLATERAL

        (a) Subject only to the prior rights of the Broker-Dealer pledgee hereunder and under the Note, until liquidated in accordance with Paragraph III hereof, the Lender shall have and retain full legal and beneficial ownership of the Collateral and shall have the benefit of any increases and bear the risk of any decreases in the value of such Collateral. Prior to such liquidation, the Lender shall have the sole right to vote or have the sole right to any income there from or distribution thereon by payment of interest or dividend or otherwise, subject however, to the right of the Broker-Dealer to receive and hold as pledgee all dividends payable in securities and all partial and complete liquidating dividends; and shall pay all taxes, assessments or other charges upon or with respect to such securities or the income therefrom or distributions thereon or the gain or loss of value thereof.

        (b) The Lender, subject to the prior rights of the Broker-Dealer as pledgee, shall have the right to direct the sale of any Securities included in the Collateral, to direct the purchase of securities with any cash included therein, to withdraw excess collateral or to substitute cash or other securities as Collateral, provided that the net proceeds of any such sale and the cash so substituted and the securities so purchased or substituted are held by the Broker-Dealer, as pledgee, and are included within the Collateral to secure payment of the Secured Demand Note, and provided further that no such transaction shall be permitted if, after giving effect thereto, the sum of the amount of any cash, plus the Collateral Value (as defined herein) of the Securities, then pledged as Collateral to secure the Secured Demand Note would be less than the unpaid amount of the Secured Demand Note.

II.  CERTAIN RIGHTS OF THE BROKER-DEALER

        The Broker-Dealer, as holder of the Note and pledgee of the Collateral, shall have the right to:

        (a) Pledge, repledge, hypothecate and re-hypothecate any or all of the Securities pledged as Collateral to secure the Secured Demand Note, without notice, separately or in common with other securities or property for the purpose of securing any indebtedness of the Broker-Dealer.

        (b) Lend to itself or others any or all of the Securities and cash pledged as Collateral to secure this Secured Demand Note;

        (c) Deposit any cash from time to time pledged as Collateral in an account or accounts in its own name in any bank or trust company, and to hold the Securities in bearer form, in its own name, or in the name of its nominee or custodian; and,

        (d) Liquidate all or any part of the Securities then pledged as collateral and to apply the net proceeds of such liquidation, together with any cash then included in the Collateral, in payment in whole or in part of the Payment Obligation, if the Note is not paid upon presentment and demand as provided for therein.

III.    INSUFFICIENT COLLATERAL VALUE

        If any cash plus Collateral Value of any Securities pledged as Collateral to secure this Note is at any time less than the Indebtedness, the Broker-Dealer shall give immediate written notice to the Lender and the NASD, in which event the Lender may as it option:

          (a)(i) Prior to 12 o'clock noon on the business day following the transmittal of such notice pledge additional Collateral to bring the Collateral Value up to an amount not less than the unpaid principal of the Note; and,

          (ii) Unless such additional Collateral is so pledged prior to 12 o'clock noon of the business day following the transmittal of such notice, the Broker-Dealer shall forthwith sell all or any part of the Collateral for the account of the Lender and apply so much of the proceeds thereof any cash then included in the Collateral as may be necessary to reduce or eliminate the unpaid principal, provided that the unpaid principal need not be reduced below the sum of any remaining cash plus the Collateral Value of the remaining Securities. The Broker-Dealer shall not purchase for its own account any Securities subject to such a sale.

          (b)(i)(OPTIONAL) With the prior written consent of the NASD and the Broker-Dealer, reduce the unpaid principal amount of the Note by not more than 15 percent of its original principal amount, provided that the Broker-Dealer clearly establishes that its aggregate indebtedness would not, after giving effect to such reduction, exceed 1000 percent of its net capital as those terms are defined in 17 CFR 240.15c3-1, or if the Broke-Dealer is operating pursuant to paragraph (a)(1)(ii) of 17 CFR 240.15c3-1 its net capital would be less than 5 percent of aggregate debit items computed in accordance with 17 CFR 240.15c3-3a, or if registered as a futures commission merchant, 7 percent of the funds required to be segregated pursuant to the Commodity Exchange Act, and the regulations thereunder, (less the market value of commodity options purchased by option customers on or subject to the rules of a contract market, provided, however, the deduction for each option customer shall be limited to the amount of customer funds in such option customers account,) if greater, and in the event of such reduction the right of the Lender to withdraw Collateral as provided in paragraph 1(b) shall be suspended. The NASD shall not consent to a reduction of the principal amount of this Note if, after giving effect to such reduction, net capital would be less than 120 percent of the minimum dollar amount required by 17 CFR 240.15c3-1 including paragraph (a)(1)(ii), if applicable, or such greater dollar amount as may be made applicable to the Broker-Dealer by the NASD, or a governmental agency or self-regulatory body having appropriate authority.

IV.     PAYMENT BY LENDER

        Upon payment by the Lender, as distinguished from a reduction by the Lender which is provided in paragraph III(b)(i), or reduction by the Broker-Dealer as provided for in paragraph V, of all or any part of the unpaid principal amount of this Note, the Broker-Dealer shall issue to the Lender a subordinated loan agreement, preferred or common stock of the Broker-Dealer, or if a partnership, shall credit a capital account of the Lender in the amount of such payment, or in any combination of the foregoing, as specified below:

V.      PERMISSIVE PREPAYMENTS (OPTIONAL)

        At the option of the Broker-Dealer, but not at the option of the Lender, payment of all or any part of the "Payment Obligation" amount hereof prior to the Scheduled Maturity Date may be made by the Broker-Dealer only upon receipt of the prior written approval of the NASD, but in no event may any prepayment be made before the expiration of one year from the date this Agreement became effective. No prepayment shall be made if after giving effect thereof (and to all payments of Payment Obligations under any other subordination agreements then outstanding, the maturity or accelerated maturity of which are scheduled to fall due either within six months after the date such prepayment is to occur or on or prior to the date on which the Payment Obligation hereof is scheduled to mature, whichever date is earlier), without reference to any projected profit or loss of the Broker-Dealer, either aggregate indebtedness of the Broker-Dealer would exceed 1000 percent of its net capital or such lesser percent as may be made applicable to the Broker-Dealer from time to time by the NASD, or a governmental agency or self-regulatory body having appropriate authority, or if the Broker-Dealer is operating pursuant to paragraph
(a)(1)(ii) of 17 CFR 240.15c3-1, its net capital would be less than 5 percent of aggregate debit items computed in accordance with 17 CFR 240.15c3-3a, or if registered as a futures commission merchant, 7 percent of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder, (less the market value of commodity options purchased by option customers on or subject to the rules of a contract market, provided, however, the deduction for each option customer shall be limited to the amount of customer funds in such option customers account,) if greater, or its net capital would be less than 120 percent of the minimum dollar amount required by 17 CFR 240.15c3-1 including paragraph (a)(1)(ii), if applicable, or such greater dollar amount as may be made applicable to the Broker-Dealer by the NASD, or a governmental agency or self-regulatory body having appropriate authority.

VI.    SUSPENDED REPAYMENTS

     (a) The Payment Obligation of the Broker-Dealer shall be suspended and shall not mature if, after giving effect to such payment (together with the payment of any Payment Obligation of the Broker-Dealer under any other subordination agreement scheduled to mature on or before such Payment Obligation) the aggregate indebtedness of the Broker-Dealer would exceed 1200 percent of its net capital or such lesser percent as may be made applicable to the Broker-Dealer from time to time by the NASD, or a governmental agency or self-regulatory body having appropriate authority, or if the Broker-Dealer is operating pursuant to paragraph (a)(1)(ii) of 17 CFR 240.15c3-1, its net capital would be less than 5 percent of aggregate debit items computed in accordance with 17 CFR 240.15c3-3a, or if registered as a futures commission merchant, 6 percent of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder, (less the market value of commodity options purchased by option customers on or subject to the rules of a contract market, provided, however, the deduction for each option customer shall be limited to the amount of customer funds in such option customer's account,) if greater, or its net capital would be less than 120 percent of the minimum dollar amount required by 17 CFR 240.15c3-1 including paragraph
(a)(1)(ii), if applicable, or such greater dollar amount as may be made applicable to the Broker-Dealer by the NASD, or a governmental agency or self-regulatory body having appropriate authority.

     (b)(OPTIONAL) The Broker-Dealer agrees that if its obligation to pay the principal amount hereof is suspended for a period of six months, the Broker-Dealer will thereupon commence a rapid and orderly complete liquidation of its business. The date on which the liquidation commences shall be the maturity date for each subordination agreement of the Broker-Dealer then outstanding.

VII.   LENDER'S RIGHT TO ACCELERATE THE MATURITY OF THE PAYMENT OBLIGATION

     By written notice to the Broker-Dealer at its principal office and to the NASD, no sooner than six months after the effective date of this Agreement, the Lender may accelerate such Payment Obligation, together with accrued interest or compensation, to a date not earlier than six months after the giving of such notice. However, the right of the Lender to receive payment, together with accrued interest or compensation, shall remain subordinate as required by the provisions of 17 CFR 240.15c3-1 and 240.15c3-1d.

VIII. ACCELERATED MATURITY OF THE SUBORDINATION AGREEMENT UPON THE OCCURRENCE OF AN EVENT OF ACCELERATION (OPTIONAL)

     By prior written notice delivered to the Broker-Dealer at its principal office and to the NASD upon the occurrence of any Event of Acceleration (as defined herein), given no sooner than six months from the effective date of this Agreement, the Lender may accelerate such Payment Obligation to the last business day of a calendar month not less than six months after the receipt of such notice by both the Broker-Dealer and the NASD. If, upon such accelerated maturity, the Payment Obligation of the Broker-Dealer is suspended pursuant to paragraph VI of this Agreement, and liquidation of the Broker-Dealer has not commenced on or prior to such accelerated maturity date, such Agreement shall mature on the day immediately following such accelerated maturity date and, in any event, the Payment Obligations of the Broker-Dealer with respect to all other subordination agreements then outstanding, shall also mature at the same time. Events of Acceleration, which may be included shall be limited to:

     (a) Failure to pay interest or any installment of principal on this Agreement as scheduled;

     (b) Failure to pay when due other money obligations of a specified material amount;

     (c) Discovery that any material, specified representation or warranty of the Broker-Dealer, which is included in this Agreement and on which this Agreement was based or continued, was inaccurate in a material respect at the time made; or,

     (d) The following specified and clearly measurable event(s) which the Lender and Broker-Dealer agree (i) is a significant indication that the financial position of the Broker-Dealer has changed materially and adversely from agreed upon specified norms; or (ii) could materially and adversely affect the ability of the Broker-Dealer to conduct its business as conducted on the effective date of the subordination agreement; or (iii) is a significant change in the senior management or in the general business conducted by the Broker-Dealer from the date this Agreement became effective; or (iv) constitute continued failure to perform agreed-upon covenants included in this Agreement relating to the maintenance and reporting by the Broker-Dealer or its financial position or relating to the conduct of its business.

     The Events of Acceleration as discussed in paragraphs (a) through (d) with repect to this agreement are enumerated below:

                                     None
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

IX. ACCELERATED MATURITY OF THE SUBORDINATION AGREEMENT UPON THE OCCURRENCE OF AN EVENT OF DEFAULT (OPTIONAL)

        (a) If the liquidation of the business of the Broker-Dealer has not already commenced, the Payment Obligation shall mature, together with accrued interest or compensation, upon the occurrence of an Event of Default, as hereinafter defined.

        (b) Further, if liquidation of the business of the Broker-Dealer has not already commenced, the rapid and orderly liquidation of the business of the Broker-Dealer shall then commence upon the happening of an Event of Default, and the date of said Event of Default shall be the date on which the Payment Obligations of the Broker-Dealer with respect to all other subordination agreements then outstanding shall mature.

        Events of Default which may be included shall be limited to:

        (i) The filing of an application by the Securities Investor Protection Corporation for a decree adjudicating that customers of the Broker-Dealer are in need of protection under the Securities Investor Protection Act of 1970 and the failure of the Broker-Dealer to obtain the dismissal of such application within 30 days;

        (ii) The aggregate indebtedness of the Broker-Dealer exceeding 1500 percent of its net capital or, in the case of a Broker-Dealer which has elected to operate under paragraph (a)(1)(ii) of 17 CFR 240.15c3-1, its net capital computed in accordance therewith is less than 2 percent of its aggregate debit items computed in accordance with 17 CFR 240.15c3-3a, or if registered as a futures commission merchant, 4 percent of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder, if greater, throughout a period of 15 consecutive business days, commencing on the day the Broker-Dealer first determines and notifies the Lender and the NASD, or the NASD or the Commission first determines and notifies the Broker-Dealer of such fact;

        (iii) Revocation by the Commission of the registration of the Broker-Dealer;

        (iv) Suspension by the NASD (without reinstatement within 10 days) or revocation of the Broker-Dealer's status as a member thereof; and,

        (v) Receivership, insolvency, liquidation pursuant to the Securities Investor Protection Act of 1970 or otherwise, bankruptcy, assignment for the benefit of creditors, reorganization whether or not pursuant to bankruptcy laws, or any other marshaling of the assets and liabilities of the Broker-Dealer.

X.      NOTICE OF MATURITY OR ACCELERATED MATURITY

        The Broker-Dealer shall immediately notify the NASD if, after giving effect to all payments of Payment Obligations under subordination agreements then outstanding which are then due or mature within six months without reference to any projected profit or loss of the Broker-Dealer.

either the aggregate indebtedness of the Broker-Dealer would exceed 1200 percent of its net capital, or in the case of a Broker-Dealer operating pursuant to paragraph (a)(1)(ii) of 17 CFR 240.15c3-1, its net capital would be less than 5 percent of aggregate debit items computed in accordance with 17 CFR 240.15c3-3a, or if registered as a futures commission merchant, 6 percent of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder, (less the market value of commodity options purchased by option customers on or subject to the rules of a contract market, provided, however, the deduction for each option customer shall be limited to the amount of customer funds in such option customer's account,) if greater, and in either case, if its net capital would be less than 120 percent of the minimum dollar amount required by 17 CFR 240.15c3-1 including paragraph
(a)(1)(ii), if applicable, or such greater dollar amount as may be made applicable to the Broker-Dealer by the NASD, or a governmental agency or self-regulatory body having appropriate authority.

XI.     WARRANTIES OF THE LENDER

        The Lender hereby warrants that he has duly executed the Note; that he has duly delivered the Note to the Broker-Dealer and, upon such delivery, the Broker-Dealer acquired good title thereto; that the Note is his valid and binding obligation enforceable by the Broker-Dealer in accordance with its terms; that he has duly and validly pledged with the Broker-Dealer the Securities described in Schedule A attached to the Note; and that the Broker-Dealer as pledgee of the Securities has the rights with respect thereto which are conferred upon it by this Agreement. Each such representation and warranty shall survive the execution and delivery of the Note and the pledge of the Securities.

        The Lender represents that the Securities may be publicly offered and sold without registration under the Securities Act of 1933 as amended and that the sale and transfer of the Securities is not restricted by that Act nor is it restricted by any other law, agreement or in any other manner.

XII. BROKER-DEALERS CARRYING THE ACCOUNTS OF SPECIALISTS AND MARKET MAKERS IN LISTED OPTIONS

        A Broker-Dealer who guarantees, endorses, carries or clears specialist or market-maker transactions in options listed on a national securities exchange or facility of a national securities association shall not permit a reduction, prepayment, or repayment of the unpaid principal amount if the effect would cause the equity required in such specialist or market-maker accounts to exceed 1000 percent of the Broker-Dealer's net capital or such percent as may be made applicable to the Broker-Dealer from time to time by the NASD or a governmental agency or self-regulatory body having appropriate authority.

XIII.   BROKER-DEALERS REGISTERED WITH CFTC

        If the Broker-Dealer is a futures commission merchant or introductory broker as that term is defined in the Commodity Exchange Act, the Organization agrees, consistent with the requirements of Section 1.17(h) of the regulations of the CFTC (17 CFR 1.17(h)), that:


(a) Whenever prior written notice by the Broker-Dealer to the NASD is required pursuant to the provisions of this Agreement, the same prior written notice shall be given by the Broker-Dealer to (i) the CFTC at its principal office in Washington, D.C., attention Chief Accountant of Division of

Trading and Markets, and/or (ii) the commodity exchange of which the Organization is a member and which is then designated by the CFTC as the Organization's designated self-regulatory organization (the "DRSO");

(b) Whenever prior written consent, permission or approval of the NASD is required pursuant to the provisions of this Agreement, the Broker-Dealer shall also obtain the prior written consent, permission or approval of the CFTC (and/or the DSRO); and,

(c) Whenever the Broker-Dealer receives written notice of accleration of maturity pursuant to the provisions of this Agreement, the Broker-Dealer shall promptly give written notice thereof to the CFTC at the address above stated and/or to the DSRO.

XV.  GENERAL

        Neither the Lender, his heirs, executors, administrators, or assigns shall be personally liable on such Note, and in the event of default, the Broker-Dealer shall look for payment of such Note solely to the Collateral pledged herein.

        This Agreement shall not be subject to cancellation by either the Lender or the Broker-Dealer, and no payment shall be made nor the Agreement terminated, rescinded or modified by mutual consent or otherwise if the effect thereof would be inconsistent with the requirements of 17 CFR 240.15c3-1 and 240.15c3-1d.

        This Agreement may not be transferred, sold, assigned, pledged, or otherwise encumbered or otherwise disposed of, and no lien, charge or other encumbrance may be created or permitted to be created thereof without the prior written consent of NASD.

        In the event of the appointment of a receiver or trustee of the Broker-Dealer or in the event of its insolvency, liquidation pursuant to the Securities Investor Protection Act of 1970 or otherwise, bankruptcy, assignment for the benefit of creditors, reorganization whether or not pursuant to bankruptcy laws, or any other marshaling of the assets and liabilities of the Broker-Dealer, the Payment Obligation of the Broker-Dealer shall mature, and the holder hereof shall not be entitled to participate or share, ratably or otherwise, in the distribution of the assets of the Broker-Dealer until all claims of all other present and future creditors of the Broker-Dealer, whose claims are senior hereto, have been fully satisfied.

        The Lender irrevocably agrees that the loan evidenced hereby is not being made in reliance upon the standing of the Broker-Dealer as a member organization of the NASD or upon the NASD surveillance of the Broker-Dealer's financial position or its compliance with the By-Laws, rules, and practices of the NASD. The Lender has made such investigation of the Broker-Dealer and its partners, officers, directors, and stockholders as the Lender deems necessary and appropriate under the circumstances. The Lender is not relying upon the NASD to provide any information concerning or relating to the Broker-Dealer and agrees that the NASD has no responsibility to disclose to the Lender any information concerning or relating to the Broker-Dealer which it may now, or at any future time, have.

     The term "Broker-Dealer", as used in this Agreement, shall include the broker-dealer, its heirs, executors, administrators, successors and assigns.

     The term "Payment Obligation" shall mean the return of the Secured Demand Note contributed to the Broker-Dealer or the reduction of the unpaid principal amount thereof, and the return of cash or securities pledged as Collateral to secure this Secured Demand Note.

     The term "Collateral Value" of any securities pledged to secure this Secured Demand Note shall mean the market value of such Securities after giving effect to the haircut deductions specified in subparagraph (c)(2)(vi) of 17
CFR 240.15c3-1, except for paragraph (c)(2)(vi)(J). In lieu of the reduction under (c)(2)(vi)(J), the Broker-Dealer shall reduce the market value of the securities pledged by 30%.

     The provisions of this Agreement shall be binding upon the Broker-Dealer and the Lender, and their respective heirs, executors, administrators, successors and assigns.

     Any controversy arising out of or relating to this Agreement may be submitted to and settled by arbitration pursuant to the By-Laws and rules of the NASD. The Broker-Dealer and the Lender shall be conclusively bound by such arbitration.

     This instrument embodies the entire agreement between the Broker-Dealer and the Lender and no other evidence of such agreement has been or will be executed without prior written consent of the NASD.

     This Agreement shall be deemed to have been made under, and shall be governed by, the laws of the State of Illinois in all respects.
     IN WITNESS WHEREOF the parties have set their hands and seal this 29th day November 1995.


                              SLS SECURITIES LIMITED PARTNERSHIP       (Name of
                              -----------------------------------------
                              Broker-Dealer)


                              By Richard D. Peterson                 L.S
                              ------------------------------------------
                              (Authorized Person) Richard D. Peterson

                                            Lee S. Casty         L.S.
                                    -----------------------------
                                        (Lender) Lee S. Casty


                                    FOR NASD USE ONLY

                                    ACCEPTED BY:__________________________
                                                         (Name)

                                                __________________________
                                                (Title)

                                    EFFECTIVE DATE:_______________________

                                    LOAN NUMBER:__________________________

                                   C O P Y



                                                            ADDENDUM I


                             SECURED DEMAND NOTE


                                                      November 29   1995


        FOR VALUE RECEIVED, I promise to pay to SLS SECURITIES LIMITED PARTNERSHIP (the Broker-Dealer) at its principal office at 30 Montgomery Street, Jersey City, New Jersey (where presentment and demand for payment shall be made), without interest, the sum of One Million Dollars ($1,000,000.00), on demand.

        This Note is secured at its date by the pledge of the securities and cash, if any, described in Schedule A attached hereto. I agree that whenever the value of the securities and cash securing this Note, as determined in accordance with the capital requirements of 17 CFR 240.15c3-1 or the rules and regulations of the National Association of Securities Dealers, Inc. ("NASD") or those of a governmental agency or self-regulatory body having appropriate authority which are applicable to the Broker-Dealer at the time of such valuation, is less than the unpaid balance of this Note, the Broker-Dealer shall exercise the rights set forth in paragraph III(a)(ii) of the Secured Demand Note Collateral Agreement (The Agreement) of even date between me and the Broker-Dealer without first making a demand hereof.

        The Broker-Dealer, by acceptance hereof, agrees, for itself, its representatives, successors and assigns (1) that neither I, my heirs, executors, administrators or assigns shall be personally liable on this Note, it being intended that my obligation to pay the principal amount of this Note is included for the sole purpose of establishing the existence of the indebtedness represented hereby and (2) that in the event of default, the Broker-Dealer and any such successor or assign shall look for payment solely to the Collateral, as defined herein, then pledged to secure this Note, and will not make claim or institute any action or proceedings against me, my heirs, executors, administrators or assigns for the payment of this Note (or for any deficiency remaining after application of the Collateral pledged to secure this Note, or otherwise); provided, however, that nothing herein contained shall be construed to release or impair the indebtedness evidenced by this Note, or of the lien upon the Collateral pledged to secure it, or preclude the application of said pledged Collateral to the payment hereof in accordance with the provisions of the Agreement.

        The Borker-Dealer agrees that upon payment by me of all or any portion of this Note, as distinguished from a reduction by me as provided in paragraph III b(i) of the Agreement or reduction by the Broker-Dealer as provided for in paragraph of the Agreement, the Broker-Dealer shall issue to me a subordinated loan agreement in the amount of such payment, as provided pursuant to paragraph IV of the Agreement.

        The Broker-Dealer further agrees that it will make a demand for payment hereof only after it determines in good faith that it is in or approaching financial difficulty, provided, however, that no failure to make such a determination in good faith shall affect the effectiveness of a demand, or give rise to any claim which is superior to my claim under the Agreement for the withdrawal return or deduction of the Note.

     The term "in or approaching financial difficulty" shall mean for the purposes hereof any of the specified and clearly measurable events enumerated below:

           NONE
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
----------------------------------------------------------

     This Note and the securities and cash from time to time pledged to secure it are subject in all respects to the provisions of the Agreement, a copy of which may be examined at the principal office of the Broker-Dealer.

     The term "Collateral" shall mean, as defined in subparagraph (b)(6) of Appendix D of SEC Rule 15c3-1, "only cash and securities which are fully paid for and which may be publicly offered or sold without registration under the Securities Act of 1933, and the offer, sale and transfer of which are otherwise restricted."

                                      Lee S. Casty             L.S.
                         --------------------------------------
                                   Lender Lee S. Casty

                         SLS SECURITIES LIMITED PARTNERSHIP    Broker-Dealer
                         --------------------------------------

                         By          Richard D. Peterson       L.S.
                            -----------------------------------
                            Authorized Person Richard D. Peterson

                                                              SCHEDULE A

                SCHEDULE OF COLLATERAL FOR SECURED DEMAND NOTE

                      SLS SECURITIES LIMITED PARTNERSHIP
                   ----------------------------------------
                               (Broker-Dealer)

Cash Pledged:                       $    NONE
                                     ----------------------------

Securities Pledged:
          Stock:
          Number of Shares          Description
          247,743                   P.C. Quote, Inc. Common Stock

Bonds:   NONE
Pricipal Amount                     Description





     "Only cash and securities which are fully paid for and which may be publicly offered or sold without registration under the Securities Act of 1933, and the offer, sale and transfer of which are not otherwise restricted, may be pledged as collateral to secure a Secured Demand Note.

                         SUBORDINATED LOAN AGREEMENT
                             LENDER'S ATTESTATION

        It is recommended that you discuss the merits of this investment with an attorney, accountant or some other person who has knowledge and experience in financial and business matters prior to executing this Agreement.


        1. I have received and reviewed a reprint of Appendix D of 17 CFR 240.15c3-1, and am familiar with its provisions.

        2. I am aware that the funds or securities subject to Agreement are not covered by the Securities Investor Protection Act of 1970.

        3. I understand that I will be furnished financial statements pursuant to SEC Rule 17a-5(c).

        4. On the date this Agreement was entered into, the broker-dealer carried funds or securities for my account.
                (State Yes or No) Yes.

        5.      Lender's business relationship to the broker-dealer is:
                100% owner, General Partner and Limited Partner

        6. If not a partner or stockholder actively engaged in the business of the broker-dealer, acknowledge receipt of the following:

                a. Certified audit and accountant's certificate dated 8/11/95.

                b. Disclosure of financial and/or operational problems since the last certified audit which required reporting pursuant to SEC Rule 17a-11. (if no such reporting was required, state "none")
                                     NONE
                   ----------------------------------------------------------
                   ------------------------------------------
                c. Balance sheet and statement of ownership equity dated
                   10/31/95

                d. Most recent computation of net capital and aggregate
                   indebtedness or aggregate debit items dated reflecting a net capital of $4,039,000 and a ratio of -0-

                e. Debt/equity ratio as of 10/31 of .37

                f. Other disclosures:_______________________________________

                                                  Lee S. Casty          L.S.
Dated:_________________              -----------------------------------
                                          (Lender) Lee S. Casty

                          GENERAL POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a GENERAL POWER OF ATTORNEY, pursuant to Article 5, Title 15 of the New York General Obligations Law:

     WHEREAS, this document shall confirm the Power of Attorney, as described herein, granted by David Casty to Lee S. Casty on November 21, 1995.

     I, David Casty, 850 Boylston Street, Suite 428, Chestnut Hill, Massachusetts, 02167, as principal, do hereby appoint Lee S. Casty, 200 West Adams, Suite 1500, Chicago, Illinois, 60606, as my attorney-in-fact, to act for me in my name, place and stead in any way which I myself could do, if I were personally present, with respect to 214,192 shares of the Common Stock of PC Quote, Inc., to the extent that I am permitted by law to act through an agent.

     My attorney-in-fact shall have full and unqualified authority to delegate any or all of the foregoing powers to any person or persons whom my attorney-in-fact shall select.

     This Power of Attorney shall not be affected by subsequent disability or incompetence of the principal.

     To induce any third party to act hereunder, I hereby agree that any third party receiving a duly executed copy or facsimile of this instrument may act hereunder, and that revocation or termination hereof shall be ineffective as to such third party unless and until actual notice or knowledge of such revocation shall have been received by such third party, and I for myself and for my heirs, executors, legal representatives and assigns, hereby agree to indemnify and hold harmless any such third party from and against any and all claims that may arise against such third party by reason of such third party having relied on the provisions of this instrument.

        IN WITNESS WHEREOF, I have hereunto signed my name and affixed my seal as of the ____ day of December, 1995.


                                                 /s/ David Casty
                                                ------------------------
                                                 DAVID CASTY

SWORN TO and SUBSCRIBED
before me this _____ day of
_______________, 1995.




--------------------------------
    Notary Public